FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 3, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 3, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT PROVIDES SATELLITE TERMINAL FOR ARMY-NAVY GAME

Vancouver, British Columbia – December 3, 2007 – Norsat International Inc. (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it provided a satellite terminal and associated support services to the United States Military Academy at West Point, for the Army-Navy football game held on December 1, 2007.  This enabled the Academy to disseminate footage of the pre- and post-game events for the first time.

“So much of what goes on before and after the football game itself is what makes this event special, but previously no one had been able to experience that aspect unless they were in attendance,” said Major Thomas Bryant of the United States Military Academy at West Point.  “Having used Norsat's satellite terminals while deployed, I know they serve as an excellent tool for reaching a larger audience.  In addition, there are many West Point graduates deployed throughout the world right now, so being able to keep them connected is a great morale builder.”

Norsat provided one of its NewsLink portable satellite terminals, a media-oriented version of the equipment the U.S. Military is currently using in the field.  As Norsat’s terminals are already linked to the Military’s Digital Video and Imagery Distribution System, troops deployed all over the world, media outlets and the general public are able to access footage of interviews with players and see complete coverage of the pre- and post-game events. The clips are available at www.dvidshub.net.

“We are pleased to have participated in the Army-Navy Game festivities, as the U.S. Military is an important customer of Norsat,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “The game has a deep-rooted history in the military community, and the pre-game activities can carry as much significance as the game itself.   We are glad we were able to provide footage of what otherwise would not have been captured.”

The Army-Navy Game, an annual college football game between the United States Military Academy at West Point, New York and the United States Naval Academy at Annapolis, Maryland, is a more than century year old tradition.  Always held the first Saturday of December, this year, the game was played at M&T Bank Stadium in Baltimore, Maryland.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Pervez Siddiqui

President and CEO

Vice President, Marketing

Tel: 604 821-2808

Tel: 604 821-2850

Email: achan@norsat.com

Email: psiddiqui@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.